                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of [November], 2002


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F (X)                     No    Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes (    )                 No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.




           The registrant files with the Korea Securities Exchange the notice dated November 7, 2002. Attached is English language version of the notice.

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The following table sets forth the supply contract with Hynix Semiconductor Inc.

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1. The Subject Company                                                                 Hynix Semiconductor Inc.

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2. Product Name                                                          Memory Test Handler (Model No. MR5500)
3.
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4. Total amount of contract                                                            5,500,000,000 Korean won

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   -    The total revenues in FY 2001                                                 51,136,870,335 Korean won

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   -    Ratio to the revenues in FY 2001                                                                 10.7 %

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4. Total amount of supply                                                                   22 sets of handlers

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5. The delivery date                                                           Begin         December 30, 2002

                                                     ----------------------------------------------------------
                                                                               End             January 30, 2003

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6. The contract date                                                                           November 6, 2002

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7. Total Assets in FY 2001                                                           323,660,206,433 Korean won

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8. Others                                                                                                   N/A

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

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                                   SIGNATURES




          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2002







By /s/ Mi-Ri Chung
   ---------------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team